UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 4, 2009

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue

7 Singapore 768923

Tel: (65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Results of Operations and Financial Condition

On June 4, 2009, Avago Technologies Finance Pte. Ltd. (the “Company”) distributed its financial results for its second quarter ended May 3, 2009. The Company also announced that it will host an investor conference call on June 4, 2009 at 2:00 p.m. Pacific Time.

The foregoing description is qualified in its entirety by reference to the Registrant’s release dated June 4, 2009, a copy of which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Release distributed by Avago Technologies Finance Pte. Ltd. on June 4, 2009 entitled “Avago Finance Announces Second Quarter Fiscal Year 2009 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2009

Avago Technologies Finance Pte. Ltd.

By:	/s/ Douglas R. Bettinger
Name:	Douglas R. Bettinger
Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS FILED WITH

THE REPORT ON FORM 6-K DATED JUNE 4, 2009

Exhibit No.	Description
99.1	Release distributed by Avago Technologies Finance Pte. Ltd. on June 4, 2009 entitled “Avago Finance Announces Second Quarter Fiscal Year 2009 Financial Results”